TWO ROADS SHARED TRUST

225 Pictoria Drive

Cincinnati, OH 45246

402-895-1600

October 22, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo Fettig

Re: Two Roads Shared Trust (the “Registrant”)

File Nos.: 811-22718; 333-182417

Dear Ms. Fettig:

This letter is in response to the comments that you provided regarding the review of the annual reports (the “Annual Reports”) and other filings for the following series of the Registrant (the “Funds”):

Fund Name	Fiscal Year End Reviewed
Hanlon Managed Income Fund	7/31/2018
Hanlon Tactical Dividend and Momentum Fund	7/31/2018
Anfield Universal Fixed Income Fund	10/31/2018
Redwood Managed Volatility Fund	10/31/2018
Redwood AlphaFactor Tactical Core Fund	10/31/2018
Redwood Managed Municipal Income Fund	10/31/2018

Redwood Activist Leaders Fund	10/31/2018
Redwood AlphaFactor Tactical International Fund	10/31/2018
Redwood Systematic Macro Trend ("SMarT") Fund	10/31/2018
Conductor Global Equity Value Fund	10/31/2018
Superfund Managed Futures Strategy Fund	10/31/2018
Redwood Managed Volatility Portfolio	12/31/2018
Holbrook Income Fund	4/30/2019

1.       Comment: With respect to the Registrant’s Form N-CEN filings:

Form N-CEN filed 3/18/2019 for the 12/31/2018 reporting period:

a.	We note that Item B.12.a is checked yes, indicating that claims with respect to the Registrant were filed under a fidelity bond claim. Please explain the circumstances of this claim and explain why Item B.12.b. discloses “0” as an answer to the question: “If yes, enter the aggregate dollar amount of claims filed”. The same comment applies to the N-CEN filed 10/12/2018 for the 7/31/18 reporting period.

Response: Item B.12.a of Form N-CEN filed on both 3/18/2019 and 10/12/2018 was inadvertently checked “yes.” Registrant confirms that no claims with respect to the Registrant were filed under a fidelity bond claim for the 12/31/2018 reporting period or for the 7/31/2018 reporting period. Registrant confirms that the response will be corrected in an amended Form N-CEN to be filed on behalf of the Registrant.

Form N-CEN filed 1/11/2019 for the 10/31/2018 reporting period:

b.	Please explain why Item B.23 was answered “No”. We note that certain funds paid distributions from return of capital and from sources other than income. The same comment applies to the N-CEN filed 10/12/2018 for the 7/31/18 reporting period and the N-CEN filed 7/12/2019 for the 4/30/2019 reporting period.

Response:. The distribution was not a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for those funds was made post-fiscal year due to tax adjustments not available at time of distribution.

c.	Please explain why Item C.8.c was answered “No” for the Anfield Universal Fixed Income Fund. Per the notes to financial statements, expenses waived are subject to recapture.

Response: The response for this item should have been “Yes”. Although there was an increase in the expense limitation during the period, reimbursement amounts prior to such change are still subject to recapture if expenses fall below the original expense limit. Registrant confirms that the response will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

d.	Please explain why Item C.3 did not indicate that the fund is a fund of funds. This comment applies to the Redwood Managed Volatility Fund (98% in ETFs and funds), Redwood Systematic Macro Trend Fund (76.5% in ETFs).

Response: The Registrant confirms that both of these Funds are a fund of funds, and that the response will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

e.	Please explain why Item C.8 did not indicate that expenses previously waived were recaptured. This comment applies to the Redwood Managed Volatility Fund.

Response: Although there was a net fee waiver during the period at the Fund level as reported in the Statement of Operations for the fiscal year ended October 31, 2018, there was a recapture which took place for Class Y shares only, and therefore Item C.8 should have been responded with “Yes”. Registrant confirms that the response will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

f.	Please explain why, for the Superfund Managed Futures Strategy Fund, the total of entity level principal transactions in Items C.17.a.vii. is greater than the aggregate principal transactions reported in Item C.17b. (533,019,870).

Response: The aggregate principal transaction figure was not updated properly to account for edits that were made to the entity level principal transactions, which resulted in this exception. The vendor has been instructed to include an automated control check to flag such exceptions in the future. In the interim, the Fund’s administrator will manually review such transactions to prevent a recurrence. Registrant confirms that the response will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

g.	Please explain why the Conductor Global Equity Value Fund does not identify a securities lending agent in Item C.6.c. This fund did participate in securities lending during the period.

Response: Item C.6.c should have identified both BNP Paribas and BNY Mellon Corp. as securities lending agents as there was a change in securities lending agents during the reporting period. Registrant confirms that the response will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

h.	Please explain why Item C.3.b. was not checked, indicating that the fund is an index fund for the Redwood AlphaFactor Tactical Core Fund, Redwood AlphaFactor Tactical International Fund and Redwood Activist Leaders Fund. Per the prospectus, each of these funds is designed to track the performance of the Adviser’s proprietary index.

Response: Item C.3.b of Form N-CEN filed on January 11, 2019 for the 10/31/2018 reporting period was inadvertently not checked for each of the Redwood AlphaFactor Tactical Core Fund, Redwood AlphaFactor Tactical International Fund and Redwood Activist Leaders Fund. Registrant confirms that each of these Funds is an index and that the response will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

2.                  Comment: Pursuant to Item 27(b)(7) of the Form N-1A, the Management’s Discussion of Fund Performance (“MDFP”) requires a fund to discuss its performance during the most recently completed fiscal year. Please explain why the MDFP in the 7/31/18 annual report for the Hanlon Managed Income Fund and the Hanlon Tactical Dividend and Momentum Fund (together, the “Hanlon Funds”) appears to focus on each Fund’s performance for the most recently completed six-month period rather than for the entire fiscal year.

Response: Going forward, the Fund’s investment adviser will include each Fund’s performance for the most recently completed fiscal year as required under Item 27(b)(7) of Form N-1A. The Funds’ administrator will also remind the investment adviser of the various requirements relating to the MDFP under Form N-1A. The Registrant notes that the Funds’ investment adviser also includes a discussion of performance for the first sixth months of each fiscal period in the Funds’ semi-annual report.

3.                  Comment: The MDFP in the 10/31/18 annual report for the Redwood Managed Volatility Fund, Redwood Managed Municipal Income Fund, Redwood AlphaFactor Tactical Core Fund, Redwood AlphaFactor Tactical International Fund, Redwood Systematic Macro Trend (“SMarT”) Fund, and Redwood Activist Leaders Fund (together, the “Redwood Funds”) is a very brief discussion of all the Redwood Funds and does not address all the items required under Item 27(b)(7) for each individual Redwood Fund. Going forward, please provide a more robust MDFP for each Redwood Fund individually, discussing the factors that materially affected each Redwood Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Redwood Funds’ investment adviser.

Response: While the Funds’ investment adviser intended to address the required items under Item 27(b)(7), collectively, the investment adviser will provide a more robust MDFP for each Redwood Fund individually going forward.

4.                  Comment: With respect to the Redwood Managed Volatility Fund, Redwood AlphaFactor Tactical International Fund, and Redwood Managed Volatility Portfolio, each Fund invests in derivatives, but there is no discussion of derivatives activity in the MDFP. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, and going forward, disclose any material effect of derivatives on performance of each Fund in the MDFP.

Response: The Funds’ investment adviser does not believe that each Fund’s investments in derivatives materially affected each Fund’s performance.  The Registrant confirms that the MDFP for each Fund will discuss any material effects of a Fund’s investments on such Fund’s performance, if applicable.

5.                  Comment: With respect to the Redwood Systematic Macro Trend (“SMarT”) Fund, the Fund’s index is the MS Category Avg-Tactical Allocation Index, which the Fund’s annual report defines as the average of all funds categorized as Tactical Allocation by Morningstar. Please explain how this index meets the definition of a “broad-based index” as defined in Item 27(b)(7) of Form N-1A. Please also note the incomplete statement describing the index in the Fund’s annual report.

Response: While the Fund’s investment adviser believes that the MS Category Avg-Tactical Allocation Index is the most appropriate benchmark for the Fund in view of its portfolio composition and investment style, the Registrant will also add a composite index and its individual components, which are each broad-based indices, in the performance section of the Fund’s prospectus and in its shareholder reports in response to the Staff’s comment. Going forward, the Fund’s composite index will be a blend of 40% S&P 500 and 60% Bloomberg Barclays Aggregate Bond Index.  Registrant further notes that the incomplete statement describing the index in the Fund’s annual report was a typographical error and will be corrected in future reports.

6.                  Comment: With respect to the Anfield Universal Fixed Income Fund, the Fund’s index is the BofA Merrill Lynch US Dollar 3-month LIBOR Constant Maturity Index, which is defined in the Fund’s annual report as an index designed to track the performance of a synthetic asset paying LIBOR to a stated maturity. Please confirm whether the Fund is using a synthetic index, and further discuss how the index meets the definition of a “broad-based index” as defined in Item 27(b)(7) of Form N-1A.

Response: The Fund’s investment adviser believes that the BofA Merrill Lynch US Dollar 3-month LIBOR Constant Maturity Index meets the definition of an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. Registrant notes that the Index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, and is an Index that is widely recognized and used by other unaffiliated registrants. Registrant also confirms that the Index is not a synthetic index —it is an actual index. As a further description of the Index, The Bank of America Merrill Lynch US Dollar 3-Month LIBOR Constant Maturity Index is designed to track the performance of a synthetic asset paying LIBOR to a stated maturity.  The index is based on the assumed purchase at par of a synthetic instrument having exactly its stated maturity and with a coupon equal to that day’s fixing rate.  That issue is assumed to be sold the following business day (priced at a yield equal to the current day fixing rate) and rolled into a new instrument.  As such, the Index is descriptive of the universe of 3-Month interbank loans.

7.                  Comment: With respect to the Holbrook Income Fund, the Fund’s Schedule of Investments discloses that the Fund invests in “baby bonds” issued by business development companies (“BDCs”), some of which appear to be categorized as preferred stock and others as corporate bonds. Please discuss the categorization of such bonds, including a discussion on whether there is any difference in the accounting methodology between the preferred stocks and the corporate bonds.

Response: Baby bonds are bonds designed to trade like preferred securities. Preferred securities may be considered either debt or equity, depending on the economic characteristics exhibited by such preferred stock. The Fund’s investment adviser, upon further review, has identified certain of the investments previously categorized as preferred stocks which would more appropriately be classified as corporate bonds based on capital structure. The Registrant will update such classifications in future reporting. The accounting methodology for income accruals was done correctly and in accordance with GAAP. The Registrant will consider adding disclosure in the Notes to Financial Statements going forward, stating that there are certain adjustments on these securities related to the income accruals for tax purposes.

8.                  Comment: With respect to the Redwood Managed Volatility Fund, the Fund’s annual report discloses that the Fund invests in a credit default swap, the reference entity for which is noted as CDX HYS31 SWAP 5YR PRC. Please confirm whether the components for this credit default swap index are publicly available, and if so, please provide at a minimum a brief footnote defining the index. In addition, pursuant to the requirements under ASC 815-10-50-4K, please provide a credit rating for the credit default swap, if applicable.

Response: The Registrant confirms that the components to the credit default swap are publicly available. The credit default swap itself does not have a credit rating, however the underlying holdings of the credit default swap index are comprised of non-investment grade entities, with ratings of B and BB. Such disclosure, including a definition of the index, will be included in the investment description in the Portfolio of Investments going forward.

9.                  Comment: With respect to the Anfield Universal Fixed Income Fund’s investments in collateralized loan obligations (“CLOs”), please identify the series and tranche as part of the title and issue of each CLO.

Response: The Registrant will include the requested information in the security description of the Portfolio of Investments in future reporting.

10.              Comment: The Conductor Global Equity Value Fund has an investment in affiliates.  Please explain why no income from affiliates was disclosed in the S-X 12-14 schedule, as this investment was not marked as non-income producing.  If income was received from this investment, please explain why income from affiliates or realized capital gain distributions from underlying funds was not disclosed separately on the Statement of Operations.

Response: The Fund purchased this affiliated security in August 2018 and did not earn any income between then and the Fund’s fiscal year end October 31, 2018. Going forward, the table within the notes to financial will include a column for earned income, even if it is zero.

11.              Comment: With respect to the Redwood Managed Volatility Portfolio, consider adding a footnote to the Financial Highlights table to explain that the

Portfolio’s performance does not include the fees and expenses related to investments in variable contracts.

Response:        The Registrant notes that the following disclosure currently appears in the Portfolio’s Financial Highlights section of the prospectus, and similar language is also included in other parts of the Portfolio’s prospectus: “The total return information shown in the financial highlights tables does not reflect the fees and expenses of any separate account that may use the Portfolio as its underlying investment medium or any variable annuity contract or variable life insurance policy that may be funded in such account. If these fees and expenses were included, the total return figures for all periods shown would be reduced.” This language also will be added in a footnote to the Financial Highlights table in the shareholder reports going forward.

12.              Comment: With respect to the Redwood Funds, page 39 of the annual report discusses risks of entering into swap agreements. Consider revising the risk to include specific risk relating to investments in credit default swaps.

Response: Registrant notes that credit default swaps risk is applicable only to the Redwood Managed Volatility Fund. Registrant further notes that the Redwood Managed Volatility Fund’s semi-annual report to shareholders for the period ended April 30, 2019 specifically states that this Fund is subject to credit default swaps risk. Registrant notes that the annual report to shareholders states that a shareholder should refer to the Fund’s prospectus for a full listing of risks associated with the Fund, and that the Fund’s prospectus lists credit default swaps risk as a principal risk of the Fund. Registrant confirms that in the future it will include in the Fund’s shareholder reports a discussion of the specific risk relating to investments in credit default swaps. In particular, the Registrant will include disclosure stating: “Credit default swaps involve risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). The Fund bears the loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap counterparty. The maximum risk of loss for sell protection on a credit default swap is the notional value of the total underlying amount of the swap.”

13.              With respect to all Funds that have an expense limitation agreement that permits recoupment of fee waivers and expense reimbursements, please revise the disclosure to note that such recoupment is possible only to the extent that overall expenses of a Fund fall below such Fund’s expense limits at the time of waiver, within three years of when the amount was waived or recouped.

Response: The Registrant will revise the disclosure as requested in future annual reports for all applicable Funds.

14.              Comment: With respect to the Hanlon Funds, please indicate, if applicable, that the income received from each Fund’s securities lending activities is net of any fees retained by a counterparty.

Response: The Registrant will include the requested disclosure in future annual reports.

15.              Comment: For each applicable Fund, please include additional detailed discussion regarding the volume of derivative activity for each such Fund during the Fund’s fiscal year.

Response: Funds with derivative instruments typically have disclosures in the Notes to Financial Statements in a narrative form which states that “the notional value of the derivative instruments outstanding as of the end of the reporting period as disclosed in the Portfolio of Investments along with various the amounts of realized and unrealized gains and losses on derivative instruments during the reporting period as disclosed within the Statement of Operations serve as indicators of the volume of derivative activity for the Fund.” While the Registrant believes this narrative complies with the disclosure requirements, the Registrant will consider whether additional detailed discussion should be added in future reporting.

16.              Comment: The Staff notes that the Superfund Managed Futures Strategy Fund’s unitary fee structure has been changed so that the Fund’s investment adviser is now waiving all fees to 0.00%. Please confirm via correspondence that the Fund’s investment adviser is current with payments to all service providers of the Fund.

Response: The Registrant confirms that, to the best of its knowledge, and based on information received from the Fund’s administrator and the Fund’s investment adviser, the Fund’s investment adviser is current with regular payments to service providers of the Fund.

17.              Comment: With respect to the Anfield Universal Fixed Income Fund, since the Fund has significant exposure to LIBOR, consider whether the expected elimination of LIBOR is a principal risk of the Fund and add such risk to the Fund’s registration statement accordingly.

Response: While the Registrant does not believe that LIBOR risk represents an immediate risk to the Fund at the current time, the Registrant confirms that it will add LIBOR risk to the principal risk section of the Fund’s prospectus at the Fund’s next annual registration statement update.

18.              Comment: Going forward, please consider ordering the risks disclosed in the each Fund’s prospectus in order of importance to the Fund rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management.

U.S. Securities and Exchange Commission, Speech, Keynote Address – ICI Securities Law Developments Conference, Washington, D.C. (October 25, 2018).

Response: The Registrant notes that all of the risks disclosed in the “Principal Investment Risks” sections of the prospectuses for each Fund are considered principal to each respective Fund. However, the Registrant notes the Staff’s comment and will take this comment under consideration at each Fund’s next registration statement annual update.

19.              Comment: With respect to the Hanlon Managed Income Fund, since the Fund is lending over 30% of its securities, consider adding securities lending in the Fund’s principal investment strategy section.

Response: The Registrant notes that the Hanlon Managed Income Fund’s prospectus does discuss securities lending risk under the section entitled “Principal Investment Risks.” Additional disclosure will be added to the principal investment strategy section with respect to securities lending in the Fund’s next annual update.

20.              Comment: With respect to the Anfield Universal Fixed Income Fund, since the Fund invests approximately 14% of its assets in CLOs, consider whether investments in CLOs should be included in the Fund’s principal investment strategy section in the Fund’s prospectus.

Response: Registrant confirms that CLOs will be added in the Fund’s principal investment strategy section in the Fund’s prospectus at the Fund’s next registration statement update.

21.              Comment: With respect to the Redwood AlphaFactor Tactical International Fund, please confirm that you have provided notice to shareholders regarding return of capital distributions pursuant to 19a-1, if needed.

Response: The Redwood AlphaFactor Tactical International Fund’s distributions during the period were fully sourced from ordinary income, as disclosed in footnotes to financial statements. No 19a-1 notice to shareholders was required. The distribution was not a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for this Fund was made post-fiscal year due to tax adjustments not available at time of distribution.

22.              Comment: With respect to the Redwood Municipal Income Fund, please explain whether the Fund had a return of capital distribution during the period and, if so, whether shareholders were properly notified pursuant to 19a-1.

Response: The Fund did have a very small amount of distributions paid during the period classified as return of capital. The classification was determined in connection with the preparation of the tax provision for post fiscal year-end and amounted to less than $0.01 per share. Accordingly, no 19a-1 notices were mailed to shareholders.

23.              Comment: With respect to the Superfund Managed Futures Strategy Fund, an affiliate of the Fund’s investment adviser held 99.96% of the voting securities of the Fund. Consider whether significant shareholder risk is a risk of the Fund, and if applicable, update the Fund’s registration statement accordingly.

Response: Registrant notes that it will take the Staff’s comment under consideration and consider adding the suggested risk in the Fund’s future registration statement update.

24.              Comment: The Staff notes that it reviewed the Funds’ websites. Below are the details related to the websites the Staff accessed that appear to have outdated information.  Please note that the websites were accessed on 7/26/2019

Fund	Website	Comment
Holbrook Income Fund	http://www.holbrookholdings.com/holbrookincomefund/fund-documents/	4/30/2018 annual report; needs to be updated to 4/30/2019
SuperFund Managed Futures Strategy Fund	https://www.superfundmutualfunds.com/US/how_to_invest.php	4/30/2019 semi-annual has not been posted
Anfield Universal Fixed Income Fund	http://anfieldcapital.com/our-fund/	Prospectus is dated 2/28/2018
Conductor Global Equity Fund	https://www.conductorfunds.com/thefunds/	Prospectus is from 2017

Response: Registrant confirms that each of the Adviser’s websites noted above has been updated to include each relevant Fund’s most recent documents.

25.              Comment: Please ensure that the Registrant uses the most recently updated Form N-CSR for all future filings.

Response: The Registrant confirms that the Funds will file all future filings using the most recently updated Form N-CSR.

26.              Comment: With respect to Item 3 of Form N-CSR regarding the Board of Trustees’ designation of Audit Committee Financial Experts (“ACFE”), please discuss why certain of the Funds note that Mark Gersten is an ACFE, while other Funds note that Registrant has not designated an ACFE. With respect to the Superfund Managed Futures Strategy Fund, please explain the contradictory statements regarding the designation of an ACFE.

Response: Mark Gersten’s designation as an audit committee financial expert has been inadvertently omitted from the Form N-CSR for certain Funds. The Registrant confirms that Mark Gersten was designated by the Board of Trustees to be an audit committee financial expert for each of the funds in the Trust, including the Funds, and the Registrant will update this information in each Funds’ Form N-CSR, as applicable. An additional level of review will be added by the Funds’ administrator to the process as a control to prevent future recurrence.

27.              Comment: The Staff notes that with respect to the Conductor Global Equity Value Fund and Redwood Managed Volatility Fund, each Fund’s change in auditors during the fiscal period ended April 30, 2016 was appropriately disclosed in the Funds’ Form N-SAR filings, but was not disclosed in the Funds’ Form N-CSR filings. Please note that changes to Fund auditors must be disclosed in a Fund’s shareholder report, and all exhibits relating to change in auditors that are filed with Form N-SAR must also be included with the Form N-CSR filings.

Response: Registrant notes that while the appropriate disclosure was made in Form N-SAR, this information had been inadvertently omitted in the Funds’ Form N-CSR filings. To the extent there is a change in auditors in the future, the Registrant will include all such disclosure and related exhibits in future Form N-CSR filings.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

The Registrant hereby acknowledges that: (1) the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Reports; (2) comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Reports reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Reports; and (3) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 631.470.2603 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ James Colantino

James Colantino